BB

02018014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 46003

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northeast Capital Markets Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street
(No. and Street)

Albany (City) | New York (State) | 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II | (518) 426-0100 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LP
(Name — *if individual, state last, first, middle name*)

80 State Street (Address) | Albany (City) | New York (State) | 12207 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Markets Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn before me this 27th day of February, 2002.

Notary Public

Signature

President

Title

RENEE J. GAUTHIER
Notary Public, State of New York
Registration No. 01GA6065616
Qualified in Albany County
Commission Expires October 22, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northeast Capital Markets Corp.

Financial Statements Pursuant to Rule 17a-5 of the Securities and Exchange Commission
(and Report of Independent Accountants)
As of and for the years ended December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

The Board of Directors and Shareholders
Northeast Capital Markets Corp.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in stockholders' equity, and cash flows, present fairly, in all material respects, the financial position of Northeast Capital Markets Corp. at December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2002

Northeast Capital Markets Corp.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$ 26,018	$ 25,260
Accounts receivable - Northeast Capital & Advisory, Inc., net	226,844	169,639
Total assets	$ 252,862	$ 194,899
Commitments and Contingencies		
Stockholders' Equity		
Stockholders' equity		
Common stock, $.01 par value; shares authorized 2,000,000; 100 shares issued and outstanding	$ 1	$ 1
Additional paid-in capital	20,999	20,999
Retained earnings	231,862	173,899
Total stockholders' equity	$ 252,862	$ 194,899

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Income
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Investment banking income	$ 252,630	$ 139,132
Underwriting income	10,000	15,000
Interest income	758	696
Total revenues	263,388	154,828
Expenses		
Salary expense	140,760	54,363
Other operating expense	41,075	41,886
	181,835	96,249
Income before income taxes	81,553	58,579
Income tax expense	23,590	13,315
Net income	$ 57,963	$ 45,264

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 1999	$ 1	$ 20,999	$ 128,635	$ 149,635
Net income	-	-	45,264	45,264
Balance, December 31, 2000	1	20,999	173,899	194,899
Net income	-	-	57,963	57,963
Balance, December 31, 2001	$ 1	$ 20,999	$ 231,862	$ 252,862

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 57,963	$ 45,264
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable - Northeast Capital & Advisory, Inc., net	(57,205)	(44,568)
Net cash provided by operating activities	758	696
Net increase in cash and cash equivalents	758	696
Cash and cash equivalents at beginning of period	25,260	24,564
Cash and cash equivalents at end of period	$ 26,018	$ 25,260

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

Organization

Northeast Capital Markets Corp. (the Company) was formed in December 1992, for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker. The Company is a wholly owned subsidiary of Northeast Capital & Advisory, Inc. (the Parent). The Company began operations in June 1993. During the years ended December 31, 2001 and 2000 the Company provided services to two customers.

The Company has no employees. The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company. The Parent is reimbursed for the cost of services provided to the Company by its personnel.

Revenue recognition

Revenue is recognized based upon actual hours billed to a particular contract, is recorded when services are rendered and may be subject to a contractual adjustment. Revenue is shown net of direct reimbursable expenses. All revenue relates to projects referred to the Company by the Parent.

Income taxes

Income tax expense is provided on income as reported in the statement of income regardless of when such taxes are payable. Deferred taxes, if any, result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

In 2001 and 2000, the Company was included in the consolidated federal and state income tax return of the Parent.

Securities and Exchange Commission Rule 15c3-3 exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2001. Customer transactions are not handled by the Company. Typically transactions are processed through an escrow account, on a fully disclosed basis. The Company does not maintain margin accounts. The Company is not a member of any securities exchange.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Parent incurs certain costs related to both the Parent and the Company. The Parent is reimbursed for salary costs allocated to the Company based on the number of hours worked, general operating costs related to the Company based on the ratio of total expenses to total consolidated revenues, net of interest income and other costs specific to the Company.

All Company revenue is collected by, and all Company expenses are paid by, the Parent.

3. Expenses

General operating expenses allocated to the Company by the Parent for the years ended December 31, 2001 and 2000, consisted of the following:

	2001	2000
General operating costs allocated by the Parent	$ 36,355	$ 37,711
Specific costs of the Company reimbursed to the Parent	4,720	4,175
	$ 41,075	$ 41,886

In addition, the Company incurred salary expense of $140,760 and $54,363 in 2001 and 2000, respectively, related to Parent personnel assigned to Company projects.

4. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Income tax expense for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Current income tax:		
Federal	$ 16,785	$ 8,830
State	6,805	4,485
	$ 23,590	$ 13,315

The effective Federal income tax expense (benefit) rate differed from the statutory Federal income tax rate for the following reasons:

	2001	2000
Statutory tax rate	34.00%	34.00%
Effect of graduated taxes	(15.58)	(18.16)
State income taxes, net of Federal income tax benefit	6.68	6.42
Meals and entertainment	3.83	0.47
Effective tax rate	28.93%	22.73%

Included in Accounts receivable-Northeast Capital Advisory, Inc., net on the Company's statement of financial condition at December 31, 2001 and 2000 are $50,329 and $59,248, respectively, representing amounts due to the Parent related to income taxes. The Company has no items that would be considered temporary differences under SFAS No. 109 at December 31, 2001 and 2000.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital, as defined, of $26,018, which was $21,018 in excess of its minimum required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2001.

6. Commitments and Contingencies

There is no pending or threatened litigation that will, in the opinion of management, result in any material adverse effect on the Company's financial condition as December 31, 2001.

7. Fair Value of Financial Instruments

At December 31, 2001 and 2000, the fair value of all the Company's financial instruments, consisting of cash and Accounts receivable-Northeast Capital & Advisory Inc., net approximates their carrying values.

Northeast Capital Markets Corp.
Computation of Net Capital
Under Rule 15c-3-1 of the Securities and Exchange Commission
Schedule I
As of December 2001 and 2000

	2001	2000
Net Capital		
Total stockholders' equity qualified for net capital	$ 252,862	$ 194,899
Deductions and/or charges:		
Non-allowable assets:		
Intercompany receivable, net	226,844	169,639
Net capital	$ 26,018	$ 25,260
Aggregate Indebtedness - None		
Computation of Basic Net Capital Requirement		
6-2/3% of aggregate indebtedness	$ -	$ -
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$ 21,018	$ 20,260
Excess net capital at 100%*	$ 26,018	$ 25,260
Ratio: Aggregate indebtness to net capital	N/A	N/A

* Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There is no material difference between the Company's computation of capital as filed in the unaudited amended form X-17A-5 (2001 FOCUS Report filed quarterly by the Company) as of December 31, 2001 to be filed February 28, 2002 and the above schedule.

Northeast Capital Markets Corp.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c-3-1 of the Securities and Exchange Commission
As of December 2001 and 2000
Schedule III

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company promptly transmits all funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.